NEWS            from          H. L. LANZET, INC.

                                          12 Hull Street
                                          Oceanside, NY 11572
                                          (212) 687-0061 o  (516) 763-1668
                                          Fax: (212) 687-5804 o (516) 763-1626

============================================================================
FOR IMMEDIATE RELEASE
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
CONTACT:    A. Lyndon-Skeggs      Tim Johnson           Herbert Lanzet/DeeDee Lanzet
            TownPages             Countrywide           H.L. Lanzet, Inc
            011-44 1420 543468    011-44 1295 224400    212-687-0061
                                                        LANZET@AOL.COM
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TOWNPAGES (TPN)  BUYS INTERNET DESIGN COMPANY MORBRIA LIMITED FOR $5.25
MILLION

ALTON, England, October 1, 1999---TownPagesNet.com plc [AMEX:TPN], the company which is working to bring on-line information facilities to every major town and city in the UK, has acquired Manchester-based Morbria Limited for approximately $5.25 million in TownPages common stock. The two companies had signed a letter of intent in early August.

Morbria's consolidated financial statements reflect revenues of US$3.56 million and a pre-tax profit of US$532,000 for the fiscal year ended March 31, 1999. Graphic Palette (www.graphicpalette.co.uk), one of its operating subsidiaries, specializes in the design of websites and advertising services, giving the company a natural fit with the TownPages concept.

"Morbria--and specifically Graphic Palette--will bring an additional boost to our website design facilities and Internet business services, " commented TownPages President Andrew Lyndon-Skeggs. "We believe that multimedia web design services offered by experienced companies like Graphic Palette will command a substantial premium as Internet usage in the UK continues its exponential growth. Graphic Palette already has an impressive corporate client portfolio including Ericsson, Brother Computers and Alliance & Leicester."

"With our combined resources," Lyndon-Skeggs added, "we will be a major player in this area in the UK market and ready to compete in that market with companies such as US Web (www.usweb.com) and Razorfish (www.razorfish.com)."


Morbria's Managing Director, Robert Dillon, said; "We are delighted to be joining forces with a leading player in the Internet market. We will use this opportunity to invest in the people we need to drive our business forward."

TownPages(R) offers local and national information both through its Internet website (www.TownPages.co.uk) and its free-access on-line kiosks. The `Go Local' section offers information on 1,300 UK towns and cities. The `Go National'
section includes an ever expanding range of e-commerce-focused Web Channels on subjects such as Cars, Property

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TownPages                                                                 Page 2




and Recruitment. Over the next two years, TownPages will install 3,500 free-access kiosks in every major town and city across the UK.

TownPagesNet.com plc owns Town Pages UK Ltd., which operates TownPages(R), an interactive service providing comprehensive, up-to-date, locally focused information about specific towns and cities in the United Kingdom in a graphically pleasing format. On 5 May 1999, the company consummated the initial public offering of its securities in the US for gross proceeds of $22,000,000.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements that are subject to risks and uncertainties including, but not limited to, the impact of competitive products and pricing, product demand and market acceptance, reliance on key strategic alliances, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.

TownPages(R)' website can be found at www.TownPages.co.uk
For further press information, please contact: Tim Johnson/ Ian Taylor, Countrywide Porter Novelli, Tel: 01295 224400, Fax: 01295 224444
E-mail: Tim-Johnson@cpn.co.uk